EXHIBIT 20





               FOR IMMEDIATE RELEASE


                            NATIONAL HEALTH LABORATORIES SIGNS
                                DEFINITIVE MERGER AGREEMENT
                             WITH ALLIED CLINICAL LABORATORIES

                 NHL to Make All-Cash Offer for All Outstanding Common
                    Shares, At $23 Per Share

                 NHL Authorizes New Stock Repurchase Program and Discontinues
                    Dividend



                    La Jolla, CA, May 4, 1994 -- National Health
               Laboratories Incorporated (NYSE: NH) and Allied Clinical Laboratories, Inc. (NASDAQ: ACLB) announced today that they have entered into a definitive agreement for NHL to acquire Allied. Under the agreement, which was unanimously approved by the Boards of Directors of both companies, a subsidiary of NHL will commence a cash tender offer for all shares of Allied common stock for $23 per share. Any shares not tendered and purchased in the offer will be exchanged for $23 in cash in a second-step merger. Allied has approximately 8,400,000 shares outstanding.
                    The offer and the merger are subject, among other
               things, to the purchase in the offer of 4,845,000 Allied shares and the expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The offer is not subject to financing, a commitment for which has been obtained from Citibank. It is currently intended that the offer will commence on Monday, May 9.
                    "We are extremely pleased that we have reached an
               agreement with Allied," said James R. Maher, Chief Executive Officer of NHL. "This transaction will strengthen NHL's competitive position in the consolidating clinical lab testing industry. The merger will broaden our presence in



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               the marketplace, deepen our penetration of the managed-care and hospital segments of our business and achieve greater operating efficiencies. In our industry, firms with a national presence and economies of scale are best prepared to take advantage of long-term growth opportunities. Clearly, the merger with Allied will help us achieve this objective."
                    Mr. Maher also said that it is anticipated that
               Haywood D. Cochrane, Jr., Allied's President and Chief Executive Officer, will become NHL's Vice Chairman when the transaction is completed. "We are gratified that Haywood has agreed to join the new company," Mr. Maher said. "Initially, he will be responsible for integrating the operations of the two companies and for NHL's ongoing acquisition program. Haywood offers a tremendous depth of experience in the laboratory business and will be invaluable to us as we work together and continue building one of the outstanding companies in the business."
                    Mr. Cochrane said, "We believe this transaction offers
               our shareholders fair value for their Allied investment. Further, joining the strengths of Allied and NHL will give the new company a significantly improved position in the marketplace and enhance our ability to offer high-quality, sophisticated testing services at competitive pricing."


               NHL Discontinues Dividend To Support Acquisition Strategy

               In order to increase its flexibility with regard to both its acquisition strategy and stock repurchase program, NHL also said it is discontinuing divided payments for the
               foreseeable future.  The company will terminate its current
               10 million share repurchase program, under which the
               company, to date, has repurchased 7.8 million shares, and will establish a new $50 million stock repurchase program through which NHL will acquire additional shares of the company's common stock from time to time on the open market.
                    "Our acquisition program continues to play a
               significant role in our overall growth strategy," said
               Mr. Maher.  "We believe that the elimination of the dividend is a sound strategic move. It will help us acquire other high-quality clinical laboratory companies that will help open new markets for NHL and solidify our position in
               existing ones.  At the same time, we will have greater
               latitude with which to pursue a major stock repurchase
               program."
                    NHL also announced that it has entered into agreements
               with Mr. Cochrane and Warburg, Pincus Capital Company, L.P., under which NHL has the option to purchase from such stockholders an aggregate amount of approximately 2,751,000 shares of Allied common stock at $23 per share.
                    NHL's financial advisor is Morgan Stanley & Co.
               Incorporated, which will act as the dealer manager for the offer. Alex. Brown & Sons Incorporated is acting as the financial advisor for Allied.
                    NHL had 1993 net sales of $760.5 million.  The company
               owns and operates 15 regional laboratories and an esoteric reference laboratory in Nashville, which offers highly specialized tests to hospitals and other providers. NHL is one of the leading clinical laboratory companies in the
               United States, providing testing services primarily to physicians as well as to hospitals, clinics, nursing homes and other clinical laboratories in 44 states.
                    Allied had 1993 sales of $163.0 million.  Allied
               provides testing services to physicians, hospitals, clinics and other health care providers through a national network
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               of 12 regional laboratories, one of which services as a
               reference laboratory and one of which services as an anatomical testing laboratory. The company supports its regional laboratories through approximately 230 other services sites. Through its Contract Management Services Division, the company has contracted with approximately 70 health care entities, including multispecialty clinics, PPO networks and a staff model IIMO to provide a variety of management services for their on-site laboratories, including both clinical and anatomical testing as well as pathology consultation and laboratory direction.


                                           # # #


               CONTACT:  National Health laboratories
                         Walter G. Montgomery
                         212-484-6721

                         Allied Clinical Laboratories
                         Gerard M. Hayden, Jr.
                         615-320-2648
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